U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Amazon.com, Inc.

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, Teachers’ Retirement System of The City of New York, New York City Police Pension Fund, and the New York City Fire Pension Fund

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Letter to Amazon.com, Inc. shareholders

April 21, 2022

Dear Amazon.com, Inc. Shareholder:

We write as fellow investors in Amazon to urge you to vote “Against” the re-election of two directors — Daniel Huttenlocher and Judith McGrath — at the company’s annual meeting on May 25, 2022.

We are long-term Amazon shareholders, with 1.7 million combined shares (at February 28, 2022) currently valued at approximately $5.3 billion. Amazon is the second largest employer in the United States and the well-being of its workforce has a significant impact on 1.6 million workers, their households, the long-term success of the company, and the economy as a whole. We believe the ability to establish and maintain robust human capital management is the hallmark of a sound, sustainable and profitable strategy for Amazon. Moreover, effective, independent board oversight of the company’s human capital is fundamental to the creation of long-term shareholder value.

We believe directors Daniel Huttenlocher and Judith McGrath, both of whom are longstanding members of the Leadership Development and Compensation Committee (hereinafter the “Committee”), have not adequately overseen the company’s human capital management. Further, the Committee's decision to grant the company’s five highest paid executives approximately $400 million in compensation in 2021, including $212 million in time-vested restricted stock to new CEO Andrew Jassy, exacerbates our concerns about where the Committee’s priorities lie. Amazon’s 6,474-to-1 CEO-to-median compensated employee ratio confirms these concerns.1

Unlike directors Huttenlocher and McGrath, Committee member Edith Cooper, who joined the board more recently in September 2021, is the only independent director whose qualifications and skills, according to Amazon’s proxy statement, include human capital management experience. We support Ms. Cooper’s election because, based on her qualifications and apparent independence, we hope and expect that she will engage with shareholders and help lead a reconstituted Committee's more robust oversight of human capital management.

We urge you to vote “Against” directors Huttenlocher and McGrath for the following reasons:

-	Despite repeated requests, the Committee has not met with institutional investors to discuss possible improvements to its human capital management oversight and disclosure

-	The Committee has not adequately overseen health and safety, with adverse consequences for Amazon and its employees

-	Amazon's labor practices, repeatedly investigated by regulators, have been found to violate state and federal law and also conflict with Amazon's own human rights policy

-	Unusually high employee turnover relative to peer companies has some Amazon executives worried about running out of hirable employees in the U.S.

We elaborate on these concerns below:

1.	Despite repeated requests, the Committee has not met with institutional investors to discuss possible improvements to its human capital management oversight and disclosure

We recently attempted, without success, to meet with the Leadership and Compensation Committee members to discuss our concerns about how the Board exercises oversight of the company’s human capital management practices. It was the second time since 2020 that undersigned investors sought to engage these independent directors on how they are measuring management’s performance with respect to their employees, particularly in the areas of health and safety, freedom of association, and diversity, equity and inclusion.

The Committee members did not respond to us. Instead, we received a response from management with their familiar refrain: “While our directors do meet with shareholders, we cannot honor all such requests.”

_____________________________

1 Amazon’s 2022 proxy statement, p. 108

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

We believe many Amazon shareholders share our concerns regarding the board’s oversight and disclosure of Amazon’s human capital management performance, as evidenced by the numerous shareholder proposals submitted on the topic. Nonetheless, on many of these proposals, Amazon sought no-action relief from the Securities and Exchange Commission (SEC) that would allow the company to exclude proposals relating to health and safety, employee harassment and discrimination, working conditions and treatment, productivity quotas, and workforce turnover from a shareholder vote at the company’s 2022 annual meeting. These actions further demonstrate how the Amazon Board took steps to avoid gauging the breadth and depth of investor concerns regarding critical human capital management risks. Fortunately, the SEC denied many of these requests, and multiple shareholder resolutions are on the ballot.2

2.	The Committee has not adequately overseen health and safety, with adverse consequences for the company and its employees

Amazon’s quota and other systems for mass managing its workforce place extraordinary pressure on its approximately 1.6 million employees worldwide, resulting in unusually high injury rates and employee turnover that are well above industry averages.3 As an example, a 2021 citation that Washington state workplace regulators issued to an Amazon fulfillment center, which led to a “willful serious violation” in March 2022, remains unresolved to the consternation of the regulators:4

“[Amazon] did not provide employees with a workplace free from recognized hazards that are causing or likely to cause serious injury… Employees are expected to maintain a very high pace of work. Information collected documented that pressure is put on workers to maintain that pace without adequate recovery time to reduce the risk of [musculoskeletal disorders]. There is a direct connection between Amazon and employee monitoring and discipline systems and workplace [musculoskeletal disorders].”5 (emphasis added)

A recent report found Amazon’s warehouse workers are injured more frequently, and more severely, than in non-Amazon warehouses.6 In addition to the costs to the company’s workers in terms of loss of lives7 and earnings, Amazon’s health and safety practices have attracted costly media, legal and regulatory scrutiny. In 2021, Amazon agreed to a fine and monitoring by California officials in connection with alleged COVID-related state law violations.8 New York’s Attorney General sought a court appointed monitor to oversee Amazon’s implementation of COVID health and safety measures at one of its facilities.9

In response to investor requests for enhanced transparency into the company’s health and safety practices and performance, Amazon recently issued a safety report. However, we believe the report is insufficient to adequately inform investors, and that it adds confusion rather than transparency to the subject. Most importantly, it does not allay our concern that Amazon has significantly higher injury rates, including for severe injuries, at its warehouses before and during the COVID-19 pandemic.10

_____________________________

2 Amazon unsuccessfully tried to omit Proposal 9, filed by the New York City Retirement Systems, which would help the Committee to identify and analyze racial impacts of Amazon’s health and safety practices.

3 https://www.cnn.com/2022/04/12/tech/amazon-injury-data-study/index.html; https://www.marketplace.org/2021/06/18/amazon-workforce-turnover-dominance-investigation/.

4 https://techxplore.com/news/2022-03-fine-fines-amazon-isnt-warehouse.html.

5 https://s3.documentcloud.org/documents/20787752/amazon-dupont-citation-and-notice-may-2021.pdf.

6 https://thesoc.org/wp-content/uploads/2022/04/The-Injury-Machine_How-Amazons-Production-System-Hurts-Workers.pdf.

7 See https://futurism.com/deaths-amazon-list-most-dangerous-employers, and https://www.businessinsider.com/amazon-warehouse-collapse-deaths-illinois-osha-investigation-2021-12#:~:text=The%20US%20Occupational%20Health%20and,as%20many%20as%20six%20people.

8 https://www.latimes.com/business/story/2021-11-15/amazon-covid-outbreak-workplace-safety-right-to-know-penalty

9 https://ag.ny.gov/press-release/2021/attorney-general-james-seeks-emergency-relief-protect-rights-and-safety-amazon#:~:text=NEW%20YORK%20%E2%80%93%20In%20continuing%20her,warehouses
%20that%20are%20threatening%20workers.

10 For example, the report combines illness and injury rates. However, if illness rates are taken out, the gap between Amazon’s injury rate and that of grocery stores, home improvement stores, and warehouse clubs becomes apparent. See https://www.bls.gov/iif/soii-data.htm

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

We remain concerned that Amazon has not implemented adequate worker protection. Since 2017, according to one analysis of government data, Amazon reported a higher rate of serious injury incidents leading to missed work or to light-duty shifts at its warehouses than other retailers.11 Data also shows that Amazon facilities with greater automated technology had above-average injury rates.12 One national health and safety group included Amazon in its 2018 and 2019 “Dirty Dozen” list of most dangerous employers in the United States.13

Recently, Amazon’s investors saw the devastating impact of the company’s policies and practices, including emergency preparedness and cellphone policies, after tornadoes killed six workers at an Amazon distribution center in Edwardsville, Illinois.14 The U.S. Occupational Safety and Health Administration (OSHA) is currently investigating these workplace deaths. In other cases, it has been reported that workers have died on the job after being denied sick leave.15

Amazon shareholders need effective, independent board oversight of the company’s policies and practices related to its workforce, but unfortunately, under directors Huttenlocher and McGrath’s watch, the Committee has repeatedly failed to provide it.

3.	Amazon's suspect employment and labor practices, repeatedly investigated by regulators, have been found to violate state and federal law, and also conflict with Amazon's own human rights policy

In response to multiple recent efforts by its warehouse workers to form unions in Alabama and New York, Amazon has worked with anti-union consultants and employed numerous tactics that interfere with its employees’ freedom of association. This includes holding mandatory captive audience meetings with employees, which the General Counsel of the National Labor Relations Board (NLRB) believes are inconsistent with the National Labor Relations Act.16

The NLRB General Counsel has also accused Amazon of multiple unfair labor practices, including threatening, interrogating, surveilling and/or retaliating against employees.17 A hearing officer of the NLRB determined that Amazon unlawfully interfered with workers' rights during the first election at the Alabama facility, and ordered a new election.18 Amazon settled an unfair labor practice charge by changing its policy that restricted workers' access to their fellow workers to discuss union matters.19 Earlier this week, a judge ordered Amazon to reinstate and pay lost wages to a worker the company “unlawfully” fired in 2020. Amazon has also violated state labor law.20 Amazon’s suspect labor practices lead to questions regarding the effectiveness of director Huttenlocher and McGrath’s oversight on behalf of shareholders.

_____________________________

11 https://www.washingtonpost.com/technology/2021/06/01/amazon-osha-injury-rate/.

12 https://www.engadget.com/amazon-automated-injuries-211813202.html.

13 https://www.coshnetwork.org/national-cosh-reports.

14 https://www.nbcnews.com/business/business-news/amazon-worker-deaths-tornados-raise-questions-tornado-training-cellpho-rcna8570.

15 https://mashable.com/article/amazon-worker-deaths-bessemer-alabama-warehouse#:~:text=Earlier%20this%20month%2C%20Amazon%20came,higher%20than%20at%20other%20warehouses.

16 https://news.bloomberglaw.com/daily-labor-report/punching-in-amazon-organizers-target-a-potent-anti-union-weapon-28; https://www.nlrb.gov/news-outreach/news-story/nlrb-general-counsel-jennifer-abruzzo-issues-memo-on-captive-audience-and ..

17 See https://www.washingtonpost.com/business/2022/01/27/amazon-staten-island-nlrb-complaint/ and https://www.geekwire.com/2021/amazon-illegally-fired-labor-advocates-federal-board-rules/. Amazon workers have filed numerous charges with the NLRB alleging labor law violations by Amazon. See Case Number 19-CA-266977. Amazon.com Services LLC. https://www.nlrb.gov/case/19-CA-266977; Case Number 29-CA- 260062. Amazon.com Services LLC. https://www.nlrb.gov/case/29-CA-260062; Case Number 04-CA-261301.  Amazon. https://www.nlrb.gov/case/04-CA-261301;Case Number 29-CA-277198.  Amazon.com Services Inc. https://www.nlrb.gov/case/29-CA-277198; Case Number 29-CA-277598.  Amazon.com Services, LLC. https://www.nlrb.gov/case/29-CA-277598; Case Number 04-CA-258383.  Amazon.com Services, LLC. https://www.nlrb.gov/case/04-CA-258383; Case Number 28-CA-126028.  Amazon.com.AZDC, LLC, a subsidiary of Amazon.com, Inc. https://www.nlrb.gov/case/28-CA-126028.

18 https://news.bloomberglaw.com/daily-labor-report/amazon-labor-board-settlement-is-crucial-for-union-organizing.

19 https://aboutblaw.com/01p.

20 https://www.wfmz.com/news/area/pennsylvania/pa-supreme-court-rules-amazon-must-pay-employees-for-the-time-they-spend-going-through/article_0ca4199c-ea80-11eb-a17f-8b1642f807cc.html

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Amazon’s actions also run contrary to its own publicly stated corporate policies on human rights and freedom of association. They are in direct opposition to the United Nations Guiding Principles on Business and Human Rights and Fundamental Principles and Rights at Work of the International Labor Organization (ILO), which Amazon has committed to respect. These widely accepted international standards recognize the fundamental right of workers to exercise their right to organize, which require freedom from company interference with an employee’s decision to associate.

Furthermore, Amazon’s Global Human Rights Principles state: “We respect freedom of association and our employees’ right to join, form, or not to join a labor union or other lawful organization of their own selection, without fear of reprisal, intimidation, or harassment.” Amazon has not adequately engaged, responded to, or explained why their recent actions run contrary to its stated corporate policies on human rights and freedom of association. In addition, its actions in response to unionization efforts at its facilities have drawn negative publicity and further exacerbated the perception that Amazon is labor-unfriendly, which jeopardizes the company’s reputation and raises concerns among shareholders.

4.	Unusually high employee turnover relative to peers jeopardizes Amazon’s long-term success.

Workforce turnover has been an issue at Amazon and the company has faced staffing challenges. Pre-pandemic, about three percent of Amazon’s hourly workforce left each week, nearly two times the rate in the retail and logistics industries.21 During the pandemic, another report estimated Amazon’s front-line turnover rate to be around 150 percent per year, which is nearly double the rate of similar businesses.22 High workforce turnover reportedly has led some Amazon executives to worry about running out of hirable employees in the U.S.23

----------------------------

Directors Huttenlocher and McGrath should be held accountable for the committee’s insufficient oversight and inability to ensure that the company protects its workers’ health and safety, upholds its own corporate policies on human rights and freedom of association, and addresses unsustainable employee turnover.

Should you have any questions about this exempt proxy solicitation, please contact Michael Garland (mgarlan@comptroller.nyc.gov) in the New York City Comptroller’s Office.

Sincerely,

New York City Employees’ Retirement System	New York State Common Retirement Fund

Teachers’ Retirement System of The City of New York	Office of the Illinois State Treasurer

New York City Police Pension Fund

New York City Fire Pension Fund

Board of Education Retirement System of the City of New York

_____________________________

21 https://www.nytimes.com/interactive/2021/06/15/us/amazon-workers.html.

22 https://www.marketplace.org/2021/06/18/amazon-workforce-turnover-dominance-investigation/.

23 https://www.nytimes.com/interactive/2021/06/15/us/amazon-workers.html.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.